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                                                             OMB APPROVAL
                                                     ---------------------------
                                                     OMB Number:       3235-0145
                                                     Expires:   October 31, 2002
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                                                     hours per response....14.90

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                          Implant Sciences Corporation
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                                (Name of Issuer)


                          Common Stock, $.10 par value
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                         (Title of Class of Securities)


                                  45320R 10 8
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                                 (CUSIP Number)

                              Garth D. Adams, Esq.
                      Belin Lamson McCormick Zumbach Flynn
                           A Professional Corporation
                              The Financial Center
                             666 Walnut Suite 2000
                           Des Moines, IA 50309-3989
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                October 2, 2002
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            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE
       NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID
                              OMB CONTROL NUMBER.

SEC 1746 (03-00)
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CUSIP NO. 45320R 10 8
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1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

    Med-Tec Iowa, Inc.
    IRS Identification No. 42-1404269
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    (a) [ ]
           ---------------------------------------------------------------------
    (b) [ ]
           ---------------------------------------------------------------------
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3   SEC USE ONLY


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4   SOURCE OF FUNDS (See Instructions)

    N/A
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5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

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6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Iowa
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                7   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0
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14   TYPE OF REPORTING PERSON (See Instructions)

     CO
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--------------------------------------------------------------------------------

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ITEM 1.  SECURITY AND ISSUER.

This statement relates to shares of common stock, $.10 par value of Implant Sciences Corporation, whose principal offices are located at 107 Audubon Road #5, Wakefield, Massachusetts 01880.

ITEM 2.  IDENTITY AND BACKGROUND.

Med-Tec Iowa, Inc., an Iowa corporation, the principal place of business of which is located at 1401 8th Street, Orange City, Iowa 51041.

         (d) Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, nor, as a result of such proceeding, was or is subject to judgment, decree or final order enjoining future violations of, or prohibiting or maintaining activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

N/A

ITEM 4.  PURPOSE OF TRANSACTION.

N/A


                                      -3-

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ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a)      Beneficial Ownership

                  The Reporting Person disposed of all 500,000 shares of Common Stock owned by it on October 2, 2002, transferring such shares on a pro rata basis to its stockholders.

         (b)      Voting and Dispositive Powers

                  N/A

         (c)      Transactions in Securities of the Company During the Past
                  Sixty Days.

                  Other than as set forth herein, the Reporting Person has not made any purchase or sales of securities of the Company during the sixty (60) days preceding the date of this Schedule 13D.

         (d)      Dividends and Proceeds

                  N/A

         (e) Date Reporting Person Ceased to be Beneficial Owner of More than 5% of the Company's Stock.

                                    October 2, 2002

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                                    None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

                                    None.



                                      -4-
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                                   SIGNATURES

After reasonable inquiry and to the best of the Reporting Person's knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

October 2, 2002
--------------------------------
Date

/s/ Michael J. Richards
--------------------------------
Signature

Michael J. Richards, Chairman
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Name/Title



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